JS BEAUTY LAND NETWORK TECHNOLOGY, INC.

No. 99, Taihu Road, Yancheng

Jiangsu Province, China

May 01, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JS BEAUTY LAND NETWORK TECHNOLOGY, INC.
Application for Withdrawal of Registration Statement on Form 10-12G
Accession No. 0001641172-25-017030

Ladies and Gentlemen:

JS Beauty Land Network Technology, Inc (the “Company”) hereby applies for an order granting an immediate withdrawal of the above-referenced Form 10-12G (the “Form 10”). The Form 10 waa originally filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2025 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Form 10 due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Form 10 to become effective automatically 60 days after the initial filing date.

Pursuant to a conversation between the Commission and our outside legal counsel, the Commission has requested that the Company (i) withdraw the Form 10 and (ii) file a new Form 10, which would restart the provisions of Section 12(g)(1) referenced above.

The Company desires to withdraw the Registration Statement and intends to file the new form 10 as requested by the Commission. The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Form 10 be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements, including the new Form 10.

Should you have any questions regarding the foregoing application for withdrawal, please contact Scott C. Kline, at Kline Law Group PC, at (925) 210-9415 or scott@klinelawgroup.com.

Sincerely,

/s/ Faxian Qian
Faxian Qian
Chief Executive Officer

cc:	Scott C. Kline, Esq.